



HAWKEYE
GOLD CORPORATION

Canada's Diamond Company™

(Unaudited – Prepared by Management)
Consolidated Financial Statements and Notes
For the Third Quarter Ended February 28, 2003 and
Schedule B (Supplementary Information) and
Schedule C (Management Discussion and Analysis)


HAWKEYE
GOLD CORPORATION

April 29, 2003

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

Attention: British Columbia Securities Commission

To whom it may concern:

RE: HAWKEYE GOLD INTERNATIONAL INC. (the "Company")
- February 28, 2003 Quarterly Report -

Please accept this letter as confirmation that the Company's February 28, 2003 Quarterly Report has been mailed to the Issuer's shareholders of record on its supplemental mailing list and that the following documents were included in the mailing:

A] BC FORM 51-901F;

B] The Company's February 28, 2003 (Unaudited – Prepared by Management) Consolidated Financial Statements including the Notes to the Consolidated Financial Statements;

C] Schedule B (Supplementary Information); and

D] Schedule C (Management Discussion and Analysis).

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

HAWKEYE GOLD INTERNATIONAL INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained eamings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   - (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   - (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   - (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   - (d) The discussion must be factual, balanced and non-promotional.
   - (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   - (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   - (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   - (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   - (d) material write-off or write-down of assets;
   - (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   - (f) material contracts or commitments;
   - (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   - (h) material terms of any existing third party investor relations arrangements or contracts including:
     - i. the name of the person;
     - ii. the amount paid during the reporting period; and
     - iii. the services provided during the reporting period;
   - (i) legal proceedings;
   - (j) contingent liabilities;
   - (k) default under debt or other contractual obligations;
   - (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   - (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   - (n) management changes; or
   - (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   - (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   - (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions tha' are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The fom of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
HAWKEYE GOLD INTERNATIONAL INC.	2003 / 02 / 28	2003 / 04 / 29

ISSUER ADDRESS
SUITE 2701 – 1188 QUEBEC STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE N
VANCOUVER	BRITISH COLUMBIA CANADA	V6A 4B3	(604) 688-3402	(604) 878-13:

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE
GREG NEELD	PRESIDENT	(604) 878-13

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
greg@hawkeyegold.com	www.hawkeyegold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM
[signature]	GREG NEELD	2003 / 04
[signature]	MAUREEN KEREMIDSCHIEFF	2003 / 04


HAWKEYE
GOLD CORPORATION

BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the Third Quarter Ended:	February 28, 2003
Date of the Report:	April 29, 2003
Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: "Greg Neeld" **Date Signed:** April 29, 2003

Directors Name: "Maureen Keremidschieff" **Date Signed:** April 29, 2003

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Financial Statements

February 28, 2003

(Unaudited – Prepared by Management)

Index

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

	February 28, 2003	May 31, 2002
ASSETS		
Current		
Cash	$ -	$ 78,472
Flow-through funds (note 6)	-	125,656
Accounts receivable	6,006	12,155
Prepaid expenses and deposits (note 7)	45,788	57,223
	51,794	273,506
Capital assets (note 8)	8,883	4,976
Exploration advances (note 9)	-	250,000
Mineral property interests (note 10)	873,936	625,300
	$ 934,613	$ 1,153,782
LIABILITIES		
Current		
Bank indebtedness	$ 13,134	$ -
Accounts payable and accrued liabilities	175,608	201,339
	188,742	201,339
SHAREHOLDERS' EQUITY		
Share capital (note 11)	5,914,702	5,914,702
Contributed surplus (note 12)	53,500	-
Deficit	(5,222,331)	(4,962,259)
	745,871	952,443
	$ 934,613	$ 1,153,782

Future operations (note 2)
Subsequent events (note 16)

Approved by the Directors:

Greg Neeld

Maureen Keremidschieff

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Operations and Deficit
(Unaudited - Prepared by Management)

	Three months ended February 28,		Nine months ended February 28,	
	2003	2002	2003	2002
Expenses				
Advertising	$ 310	$ 1,564	$ 1,529	$ 1,945
Automobile	385	2,296	5,075	5,431
Bank charges and interest	679	11,573	3,378	14,779
Commissions	-	-	-	300
Consulting fees	1,100	2,500	13,150	2,500
Donations	-	900	1,340	2,770
Entertainment and promotion	2,226	3,145	10,404	6,943
Equipment rental	237	892	1,470	1,678
Filing and regulatory fees	5,018	3,163	8,019	7,805
Insurance	838	932	1,736	3,020
Office and miscellaneous	2,687	1,561	10,171	10,320
Professional fees	1,196	3,282	28,739	24,140
Public relations	319	861	6,044	3,291
Rent	5,619	4,132	15,693	12,872
Stock-based compensation	-	-	53,500	-
Telecommunications	3,820	4,381	12,656	12,538
Transfer agent	2,273	2,003	10,735	6,928
Travel and convention	-	1,745	223	2,871
Wages and benefits	25,590	28,339	76,210	79,802
	52,297	73,269	260,072	199,933
Loss for the period	(52,297)	(73,269)	(260,072)	(199,933)
Deficit, beginning of period	(5,170,034)	(4,810,475)	(4,962,259)	(4,683,811)
Deficit, end of period	$ (5,222,331)	$ (4,883,744)	$ (5,222,331)	$ (4,883,744)
Loss per share	$ -	$ (0.01)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	13,850,209	7,929,095	13,850,209	7,131,613

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Cash Flows
(Unaudited - Prepared by Management)

	Three months ended February 28,		Nine months ended February 28,	
	2003	2002	2003	2002
Cash flows from (used in) operating activities				
Loss for the period	$ (52,297)	$ (73,269)	$ (260,072)	$ (199,933)
Non-cash item:				
Stock-based compensation	-	-	53,500	-
	(52,297)	(73,269)	(206,572)	(199,933)
Changes in non-cash working capital:				
Decrease (increase) in accounts receivable	417	(22,722)	6,149	(27,163)
Decrease (increase) in prepaid expenses and deposits	2,810	(44,039)	11,435	(44,039)
Increase (decrease) in accounts payable and accrued liabilities	(36,772)	(21,494)	(25,731)	(20,268)
	(85,842)	(161,524)	(214,719)	(291,403)
Cash flows from (used in) investing activities				
Purchase of capital assets	-	-	(3,907)	-
Exploration advances applied to properties	300,000	-	250,000	-
Deferred exploration expenditures incurred, net of recoveries	(248,636)	-	(248,636)	(44,105)
	51,364	-	(2,543)	(44,105)
Cash flows from financing activities				
Proceeds from share issuances	-	187,500	-	365,501
Increase (decrease) in cash	(34,478)	25,976	(217,262)	29,993
Cash position (deficiency), beginning of period	21,344	(10,445)	204,128	(14,462)
Cash position (deficiency), end of period	$ (13,134)	$ 15,531	$ (13,134)	$ 15,531
Cash (deficiency) is comprised of:				
Bank indebtedness	$ (13,134)	$ 15,531	$ (13,134)	$ 15,531

HAWKEYE GOLD INTERNATIONAL INC.

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures
Nine Months Ended February 28, 2003
(Unaudited - Prepared by Management)

	CEO	YANKEE	TOTALS
Balances, beginning of period: *			
Acquisition costs	$ 62,500	$ 47,000	$ 109,500
Exploration expenditures	199,053	316,747	515,800
	261,553	363,747	625,300
Incurred during the period:			
Acquisition costs	-	-	-
Accommodation		500	500
Air transport	-	172,465	172,465
Assay and lab work	-	1,373	1,373
Book and subscriptions	-	10	10
Camp operations	-	65,084	65,084
Claim fees	-	26	26
Contractors	-	118,582	118,582
Consultants	-	24,962	24,962
Data and reports	-	527	527
Drafting	-	1,117	1,117
Equipment	-	7,450	7,450
Equipment rental	-	529	529
Exploration licenses	-	22	22
Food	-	8,148	8,148
Freight and courier	-	12,174	12,174
Licenses	-	911	911
Management fees	-	34,480	34,480
Printing maps	-	30	30
Salaries and benefits	-	11,320	11,320
Supplies	-	3,132	3,132
Travel	-	8,437	8,437
Vehicles	-	165	165
Exploration expenditures	-	471,444	471,444
Current expenditures	-	471,444	471,444
Recoveries during the period:			
Exploration expenditures	-	(222,808)	(222,808)
	-	248,636	248,636
Balances, end of period:			
Acquisition costs	62,500	47,000	109,500
Exploration expenditures	199,053	565,383	764,436
	$ 261,553	$ 612,383	$ 873,936

* *See Schedule 2*

HAWKEYE GOLD INTERNATIONAL INC.

Schedule 2

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2002
(Unaudited - Prepared by Management)

	CEO	YANKEE	TOTALS
Acquisition costs	$ 62,500	$ 47,000	$ 109,500
Accommodation	-	680	680
Airborne, geophysical survey	69,506	34,859	104,365
Air transport	-	64,259	64,259
Assays	525	30,919	31,444
Camp costs	-	15,971	15,971
Claim fees	-	130	130
Communications	-	1,724	1,724
Consulting	5,831	16,646	22,477
Contractors	-	26,016	26,016
Courier	-	6,711	6,711
Data acquisition	-	122	122
Drafting	-	9,778	9,778
Drilling	-	607	607
Equipment rental	-	509	509
Expediting	-	236	236
Filing	-	1,958	1,958
Food	-	1,380	1,380
Fuel costs	-	3,900	3,900
Geological mapping, prospecting	118,014	48,732	166,746
Land use fees	253	-	253
Management fees	-	26,324	26,324
Map and report costs	3,485	6,297	9,782
Mobilization / demobilization	-	1,666	1,666
Office and rent	233	-	233
Other expenses	-	1,003	1,003
Salaries and benefits	-	7,356	7,356
Supplies	-	2,889	2,889
Travel	1,206	5,960	7,166
Vehicle	-	115	115
Exploration expenditures	199,053	316,747	515,800
Totals	$ 261,553	$ 363,747	$ 625,300

3. **Significant Accounting Policies** (cont'd)

c) Mineral Property Interests (cont'd)

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

d) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants*. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

HAWKEYE GOLD INTERNATIONAL INC.

Notes to Consolidated Financial Statements
February 28, 2003
(Unaudited – Prepared by Management)

1. Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared using the same accounting policies as the most recent consolidated annual financial statements of the Company. These consolidated interim financial statements do not include all disclosures normally provided in the consolidated annual financial statements and should be read in conjunction with the Company's consolidated audited financial statements for the year ended May 31, 2002.

2. Future Operations

The Company has experienced a loss of $260,072 for the nine-month period ended February 28, 2003 (2002 - $199,933), and, as at February 28, 2003 has a deficit of $5,222,331 (May 31, 2002 - $4,962,259) and a working capital deficiency of $136,948 (May 31, 2002 - $72,167 surplus). The future operations of the Company are dependent upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued exploration activities.

3. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Capital Assets

Capital assets are recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

3. Significant Accounting Policies (cont'd)

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

4. Change in Accounting Policy

During the period, the Company adopted a new standard for the accounting of stock-based compensation in accordance with Section 3870, Stock-Based Compensation and Other Stock-Based Payments, *of The Handbook of the Canadian Institute of Chartered Accountants.* The Company has applied the new standard prospectively.

The Company has adopted the fair value method to account for stock-based compensation granted to non-employees. The fair value of stock options is determined according to the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yield, volatility factor of expected market price of the Company's common shares and the expected life of options.

The Company has chosen not to recognize any compensation expense when stock options are granted to employees and directors. As required, the Company will disclose pro-forma information regarding net income, as if it had accounted for its employee and director stock options granted under the fair value method.

5. Financial Instruments

The Company's financial instruments consist of accounts receivable, bank indebtedness, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

6. Flow-Through Funds

Flow-through funds represents cash raised by the Company through the issuance of flow-through shares (note 11b)) for the sole purpose of funding exploration and development activities on the Company's mineral property interests (note 10).

During the nine months ended February 28, 2003, the Company incurred the required exploration and development activities on the YANKEE Claims (note 10b), thereby drawing down its flow-through funds to $nil.

7. Prepaid Expenses and Deposits

	February 28, 2003	May 31, 2002
Prepaid claim assessment filing fees (note 10b))	$ 41,229	$ 44,039
Prepaid legal fees	-	10,000
Other items	4,559	3,184
	$ 45,788	$ 57,223

"Other items" consist of miscellaneous prepaid items, as well as miscellaneous deposits.

8. Capital Assets

			Net Book Value	
	Cost	Accumulated Amortization	February 28, 2003	May 31, 2002
Computer equipment	$ 21,027	$ 15,263	$ 5,764	$ 3,764
Office equipment	4,989	1,870	3,119	1,212
	$ 26,016	$ 17,133	$ 8,883	$ 4,976

9. Exploration Advances

Exploration advances consist of $nil (May 31, 2002 - $250,000) in advances submitted to the Operator of the YANKEE Claims, Diamonds North Resources Ltd. ("Diamonds North"), in respect of the YANKEE Property 2002 work program.

10. Mineral Property Interests (see Schedules 1 and 2)

	Acquisition Costs	Deferred Exploration Expenditures	Total February 28, 2003	Total May 31, 2002
CEO Claims	$ 62,500	$ 199,053	$ 261,553	$ 261,553
YANKEE Claims	47,000	565,383	612,383	363,737
	$ 109,500	$ 764,436	$ 873,936	$ 625,300

10. Mineral Property Interests (cont'd)

a) CEO Claims

The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 Claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $0.25, as well as work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX Venture Exchange approval of an engineering report recommending a further phase of exploration on the Claims. In addition, 12,500 shares will be issued upon TSX Venture Exchange acceptance of a future geological report recommending a further phase of exploration on the Claims.

The Company did not incur any resource property expenditures on the CEO Claims during the nine-month period ended February 28, 2003.

b) YANKEE Claims

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 150,000 shares (all issued by July 26, 2001, 100,000 shares of which were issued during the year ended May 31, 2002) and incurring exploration expenses totaling $200,000 on or before August 1, 2001. Also, as part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

10. Mineral Property Interests (cont'd)

b) YANKEE Claims *(cont'd)*

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 150,000 shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 63,824 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company owned a 33 $^{1}/_{3}$ interest in the YANKEE Claims and had an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs by:

(i) incurring (or reimbursing Major General for) exploration expenses totaling $224,105 by September 30, 2002, as required to satisfy 2002 work / assessment requirements of Nunavut on the YANKEE Claims, plus filing fees and an $18,000 (10%) management fee to Major General (collectively the "2002 Expenses")(satisfied during the three-month period ended August 31, 2002); and

(ii) thereafter issuing an additional 50,000 shares in the capital of the Company to Major General upon TSX Venture Exchange acceptance of an engineering report recommending a further phase of exploration.

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North, a company owned by Major General. Accordingly, at May 31, 2002, the YANKEE Claims were owned as to 33 $^{1}/_{3}$% by the Company and as to 66 $^{2}/_{3}$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

10. Mineral Property Interests (cont'd)

b) YANKEE Claims (cont'd)

During the year ended May 31, 2002, deferred exploration expenditures of $44,105 were incurred and acquisition costs of $25,000 were spent on the YANKEE Claims. Also, a refundable performance bond in the amount of $44,039 (note 7) was paid to the Nunavut Mining Recorder's Office ("NMRO") in respect of claim assessment filing fees in order to keep the YANKEE Claims in good standing until December 1, 2002.

During the period, the Company incurred gross exploration expenditures of $471,444 on the YANKEE Claims, less recoveries of $222,808, for net exploration expenditures of $248,636.

Upon the anniversary date of the Claims, December 1, 2002, the bottom 2/3 of the YANKEE Property became unprotected due to insufficient work expenditures being incurred. To protect these Claims for another year, the Company and Diamonds North will have to post bond and pay filing fees totaling approximately $39,000. These funds and a "certificate of work" for work performed on the YANKEE Property during 2002 will have to be forwarded to the NMRO within 60 days of the Company and Diamonds North receiving a "notice of lapsing" letter from the NMRO. Extensions in time with regards to the anniversary dates and acceptance of the "certificate of work" for the YANKEE Property and final payment for bond and filing fees are subject to NMRO approval. The Company can receive a refund for bond payments it forwards to the NMRO by expending the equivalent of $2.00 per acre (less any existing credits) for work programs performed on the protected Claims in 2003.

Subsequent to period-end, the Company and Diamonds North decided not to post bond with the NMRO and allowed 13 Claims within the YANKEE block to lapse (note 16e).

11. Share Capital

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	Amount
Balance, May 31, 2001	5,498,684	$4,994,691
Issued during the year		
Corporate finance fee	275,000	41,250
Issuance of flow-through units	2,504,400	375,660
Issuance of non-flow-through units	2,030,266	304,540
Penalty	83,333	10,000
Private placement	2,413,288	303,000
Pursuant to a property acquisition agreement	100,000	25,000
Share subscriptions issued	595,238	-
Warrants exercised	350,000	52,500
Less: share issue costs	-	(191,939)
Balance, May 31, 2002 and February 28, 2003	13,850,209	$ 5,914,702

The Company did not issue any common shares during the nine months ended February 28, 2003.

c) Share purchase warrants outstanding as at February 28, 2003 are as follows:

Number of Shares	Price per Share	Expiry Date
136,667	$0.19	April 11, 2003
4,534,666	$0.15	May 17, 2003
680,200	$0.15	May 17, 2003
23,077	$0.17	July 18, 2003
269,231	$0.17	July 18, 2003
333,333	$0.21	July 19, 2003
266,667	$0.21	July 20, 2003
107,692	$0.18	August 17, 2003
276,924	$0.18	August 17, 2003
1,136,364	$0.15	February 4, 2004

11. Share Capital (cont'd)

During the nine months ended February 28, 2003, the following share purchase warrants of the Company expired unexercised:

Number of Shares	Price per Share	Expiry Date
595,238	$0.27	July 4, 2002
454,545	$0.15	January 11, 2003
59,090	$0.15	January 12, 2003
83,333	$0.16	February 12, 2003
833,333	$0.16	February 12, 2003

d) As at February 28, 2003, there were 93,750 shares held in escrow. The release of these shares is subject to regulatory approval.

During the year ended May 31, 2002, the Company applied to the TSX Venture Exchange for acceptance of a time extension to the period in which these escrowed shares could be exercised. The exercise period of these escrowed shares was originally set to expire on June 2, 2002 as per the original Escrow Agreement dated July 18, 1996.

During the three months ended August 31, 2002, the Company was advised that the TSX Venture Exchange had accepted, in principle, the Company's request for the above time extension, subject to shareholders' approval. The Company received shareholders' approval during the three months ended November 30, 2002.

12. Stock Options

Effective October 2, 2002, the Company adopted a rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from the TSX Venture Exchange and from its shareholders.

Stock options issued and outstanding are as follows:

	February 28, 2003		May 31, 2002	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	747,084	$ 0.15	532,793	$ 0.17
Options granted during the period	637,000	$ 0.15	214,291	$ 0.10
Options outstanding, end of period	1,384,084	$ 0.15	747,084	$ 0.15
Options exercisable at period-end (fully vested)	1,384,084		747,084	

The 1,384,084 stock options outstanding at February 28, 2003 expire as follows:

Number of Shares	Price per Share	Expiry Date
201,250	$ 0.20	November 19, 2004
266,543	$ 0.15	March 2, 2006
65,000	$ 0.15	May 10, 2006
214,291	$ 0.10	January 18, 2007
637,000	$ 0.15	June 5, 2007

During the period, the Company granted 535,000 incentive stock options to consultants of the Company and 102,000 incentive stock options to directors of the Company, for a total of 637,000 stock options.

The Company accounted for stock compensation expense of options granted to consultants using the following assumptions: risk-free interest rate of 4.67%, dividend yield of 0%, volatility of 113.99%, and expected lives of 5 years. The fair value of these options is estimated at $0.10 per option. The Company has recorded $53,500 in stock-based compensation expense on these 535,000 stock options during the period.

The Company did not recognize any compensation expense on the 102,000 options granted to directors. Pro-forma loss for the period would be $10,200 greater, and loss per share would be unchanged had the Company recognized stock-based compensation expense on these directors' options.

HAWKEYE GOLD INTERNATIONAL INC.

13. Income Taxes

The components of the future income tax assets are as follows:

		May 31, 2002
Future income tax assets:		
Non-capital loss carry-forwards	$	1,512,699
Unused cumulative Canadian exploration and development expenses		598,352
		2,111,051
Less: Valuation allowance		(2,111,051)
	$	-

The valuation allowance reflects the Company's estimate that the tax assets are not likely to be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2003 through 2009. The exploration and development expenses can be carried forward indefinitely.

14. Non-Cash Financing Activities

There were no non-cash financing activities during the nine months ended February 28, 2003.

15. Related Party Transactions

a) During the nine months ended February 28, 2003, $45,000 (2002 - $45,000) was paid to a shareholder and president of the Company as remuneration.

In addition, other directors received a total of $5,530 (2002 - $4,977) from the Company as remuneration.

b) As at February 28, 2003, there is a balance of $14,914 (May 31, 2002 – $755) due to a director included in accounts payable.

16. Subsequent Events

a) On April 11, 2003, 136,667 share purchase warrants of the Company, exercisable at $0.19 per share, expired unexercised.

b) Subsequent to period-end, the TSX Venture Exchange accepted for filing documentation relating to an option agreement dated April 9, 2003, between the Company and CanAlaska Ventures Ltd. whereby the Company can acquire a 50% interest in two properties known as the Baird-Madsen property and the Swain Lake property located in the Red Lake and Birch Uchi greenstone belts of Ontario in consideration of cash payments totaling $180,000 over four years, issuing 600,000 common shares over the same four-year period and incurring exploration expenses totaling $725,000 before the third anniversary. One-half of the consideration is applicable to each of the two properties. Both properties are subject to a 1.5% net smelter return. The Company has issued the first 50,000 shares toward the exercise of its option on each of the properties, for a total of 100,000 shares. All such shares are subject to resale restrictions until April 24, 2004.

c) Subsequent to period-end, the Company announced that it had acquired an option to purchase a 100% interest in two new mineral claim blocks, both located in the Red Lake greenstone belt of Ontario.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks is subject to payment of staking costs totaling $5,355, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 100,000 shares over three years (50,000 during the first year), and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production.

d) By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt and all other outstanding issues relating to the Yankee Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, amongst other issues, Diamonds North agreed to release the Company of and from all indebtedness it may have had to DDN relating to the YANKEE Property and both companies agreed to release each other from all obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

16. **Subsequent Events** (cont'd)

e) Subsequent to period-end, the Company and Diamonds North did not post sufficient bond payment with the NMRO to protect the bottom 2/3 of the YANKEE Property as discussed in section 10b), above. A total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising of 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the current year, as discussed above, the remaining 13 claims anniversary dates have been extended to varying dates ranging from December 1, 2003 to December 1, 2009. The new anniversary dates and reduction in the acreage size of the YANKEE Property is subject to NMRO approval of the most recent work filing with the NMRO for property assessment purposes.

17. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.


HAWKEYE
GOLD CORPORATION

BC FORM 51-901F

SCHEDULE B: Supplementary Information
SCHEDULE C: Management Discussion and Analysis

ISSUER DETAILS

For the Third Quarter Ended:	February 28, 2003
Date of the Report:	April 29, 2003
Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The two attached schedules **(Schedule "B" and Schedule "C")** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name:	Greg Neeld	**Date Signed:**	April 29, 2003
Directors Name:	Maureen Keremidschieff	**Date Signed:**	April 29, 2003


HAWKEYE
GOLD CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE THIRD QUARTER ENDED FEBRUARY 28, 2003

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS	3 Months Ended Feb 28, 2003	9 Months Ended Feb 28, 2003
a)	General and administrative expenses:	$52,297	$260,072
b)	Acquisition costs:	$NIL	$NIL
c)	Deferred exploration and development expenses:	$248,636	$248,636
d)	Write-down of abandoned properties:	$NIL	$NIL

2. RELATED PARTY TRANSACTIONS

a) During the nine months ended February 28, 2003, $45,000 ($15,000 in QTR 1; $15,000 in QTR 2; $15,000 in QTR 3) was paid to a shareholder and president of the Company as remuneration. In the comparative period of the prior year $45,000 ($15,000 in QTR 1; $15,000 in QTR 2; $15,000 in QTR 3) was paid to a shareholder and president to the Company as remuneration.

During the nine months ended February 28, 2003, $5,530 ($3,750 in QTR 1; $150 in QTR 2; $1,630 QTR 3) was paid to other directors of the Company as remuneration. In the comparative period of the prior year $4,977 ($1,703 in QTR 1; $1,610 in QTR 2; $1,664 in QTR 3) was paid to other directors of the Company as remuneration.

b) As at February 28, 2003, there is a balance of $14,914 (May 31, 2002 – $755) due to a director included in accounts payable. In the comparative period of the prior year there was a balance of $NIL (May 31, 2001 - $244) due to a director included in accounts payable.

3. DURING THE QUARTER UNDER REVIEW

(a) Summary of securities issued during the Issuer's third quarter under review ended February 28, 2003:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
N/A	N/A	N/A	N/A	N/A	**NIL**	**$NIL**
Total					**NIL**	**$NIL**

(b) Summary of options granted during the Issuer's third quarter under review ended February 28, 2003:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
N/A	N/A	N/A	N/A	N/A	**NIL**
Total					**NIL**

4. AS AT THE END OF THE THIRD QUARTER ENDED FEBRUARY 28, 2003

(a) Authorised capital: 100,000,000 common shares.

(b) Issued and Outstanding: 13,850,209 common shares.

(c) Summary of options outstanding as at the end of the Issuer's third quarter ended February 28, 2003:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.20	201,250	$40,250
March 2, 2001	March 2, 2006	$0.15	266,543	$39,981
May 10, 2001	May 10, 2006	$0.15	65,000	$9,750
January 18, 2002	January 18, 2007	$0.10	214,291	$21,430
June 5, 2002	June 5, 2007	$0.15	637,000	$95,550
Total			**1,384,084**	**$206,961**

(d) Summary of warrants and other convertible securities outstanding at the end of the Issuer's third quarter ended February 28, 2003:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Apr 11, 2003	$0.19	136,667	$25,967
Trading Warrants	May 17, 2003	$0.15	4,534,666	$680,200
Broker Warrants	May 17, 2003	$0.15	680,200	$102,030
Private Placement Warrants	Jul 18, 2003	$0.17	23,077	$3,923
Private Placement Warrants	Jul 18, 2003	$0.17	269,231	$45,769
Private Placement Warrants	Jul 19, 2003	$0.21	333,333	$70,000
Private Placement Warrants	Jul 20, 2003	$0.21	266,667	$56,000
Private Placement Warrants	Aug 17, 2003	$0.18	276,924	$49,846
Private Placement Warrants	Aug 17, 2003	$0.18	107,692	$19,385
Private Placement Warrants	Feb 4, 2004	$0.15	1,136,364	$170,455
Total			**7,764,821**	**$1,223,575**

During the quarter under review 513,635 private placement share purchase warrants exercisable at a price of $0.15 per share and 916,666 private placement share purchase warrants exercisable at a price of $0.16 per share expired, unexercised.

(e) Total number of shares in escrow: 93,750

Please refer to Note 11 d) of the Notes to our Consolidated Financial Statements for the quarter ended February 28, 2003 for further details relating to the above escrow shares.

5. DIRECTORS AND OFFICERS

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.).


HAWKEYE
GOLD CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED FEBRUARY 28, 2003

TSX Venture Exchange Listed - HGO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016T 10 0

This management discussion addresses issues that affected HAWKEYE GOLD INTERNATIONAL INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its third quarter December 1, 2002 to February 28, 2003 (the "third quarter") and, when applicable, material changes that impacted the Company subsequent to its third quarter and to the date of this report, Aril 29, 2003 (the "post quarter review period").

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD INTERNATIONAL INC. is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is listed on the TSX Venture Exchange (the "TSX") (formerly the "Canadian Venture Exchange" or "CDNX")) trading under the symbol HGO. Its principal business activities include the exploration for and the development of natural resource properties. We own options to purchase varying interests in one base and precious metal property known as the CEO Claims and a diamond property known as the YANKEE Property. The CEO Claims are located in the Northwest Territories, Canada and the YANKEE Diamond Property is located on Victoria Island, Nunuvat, Canada.

HAWKEYE is considered to be a development stage company.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) OPERATIONS

YANKEE PROPERTY

"Homerun Project" - Victoria Island Diamond Play

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General Resources Ltd. ("Major General") to earn a 33 $^1/_3$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 150,000 shares (all issued by July 26, 2001, 100,000 shares of which were issued during the year ended May 31, 2002) and incurring exploration expenses totaling $200,000 on or before August 1, 2001. Also, as part of this agreement, the

Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 150,000 shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 63,824 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company owned a 33 $^{1}/_{3}$ interest in the YANKEE Claims and had an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs by:

(i) incurring (or reimbursing Major General for) exploration expenses totaling $224,105 by September 30, 2002, as required to satisfy 2002 work / assessment requirements of Nunavut on the YANKEE Claims, plus filing fees and an $18,000 (10%) management fee to Major General (collectively the "2002 Expenses")(satisfied during the three-month period ended August 31, 2002); and

(ii) thereafter issuing an additional 50,000 shares in the capital of the Company to Major General upon TSX Venture Exchange acceptance of an engineering report recommending a further phase of exploration.

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North, a company owned by Major General. Accordingly, at May 31, 2002, the YANKEE Claims were owned as to 33 $^{1}/_{3}$% by the Company and as to 66 $^{2}/_{3}$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

During the year ended May 31, 2002, deferred exploration expenditures of $44,105 were incurred and acquisition costs of $25,000 were spent on the YANKEE Claims. Also, a refundable performance bond in the amount of $44,039 (note 7) was paid to the Nunavut Mining Recorder's Office ("NMRO") in respect of claim assessment filing fees in order to keep the YANKEE Claims in good standing until December 1, 2002.

During the period, the Company incurred gross exploration expenditures of $471,444 on the YANKEE Claims, less recoveries of $222,808, for net exploration expenditures of $248,636.

Upon the anniversary date of the Claims, December 1, 2002, the bottom 2/3 of the YANKEE Property became unprotected due to insufficient work expenditures being incurred. To protect these Claims for another year, the Company and Diamonds North will have to post bond and pay filing fees totaling approximately $39,000. These funds and a "certificate of work" for work performed on the YANKEE Property during 2002 will have to be forwarded to the NMRO within 60 days of the Company and Diamonds

North receiving a "notice of lapsing" letter from the NMRO. Extensions in time with regards to the anniversary dates and acceptance of the "certificate of work" for the YANKEE Property and final payment for bond and filing fees are subject to NMRO approval. The Company can receive a refund for bond payments it forwards to the NMRO by expending the equivalent of $2.00 per acre (less any existing credits) for work programs performed on the protected Claims in 2003.

Subsequent to period-end, the Company and Diamonds North decided not to post bond with the NMRO and allowed 13 Claims within the YANKEE block to lapse (please refer to Section 4 A, Operations, YANKEE Property below for further information).

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims which are being explored for gold straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada. By an Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX Venture Exchange approval of an engineering report recommending a further phase of exploration on the claims. HAWKEYE must issue an additional 12,500 shares upon TSX Venture Exchange acceptance of a future geological report recommending a further phase of exploration on the claims to earn its 100% interest.

During the quarter under review there were no exploration expenditures or acquisition costs incurred on the CEO Claims. As at February 28, 2003 and February 28, 2002 deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

(B) FINANCIAL INFORMATION

During the quarter under review the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales. For the three-month period from December 1, 2002 to February 28, 2003 the Company posted an operating and total loss of $52,297, or an operating and total loss of $0.00 per share compared to an operating and total loss of $73,269, or $0.01 per share for the corresponding period in 2002. In comparison, for the three-month period from September 1, 2002 to November 30, 2002 the Company posted an operating and total loss of $68,471, or an operating and total loss of $0.00 per share compared to an operating and total loss of $69,968, or $0.01 per share for the corresponding period in 2001. As previously stated, the Company incurred operating losses totaling $52,297 during its third quarter increasing its deficit from $5,170,034 at the beginning of the period to $5,222,331 at the end of the third quarter of fiscal 2003 in comparison to a deficit of $4, 883,744 at the end of third quarter of fiscal 2002.

During the period, exploration advances totaling $300,000 were reduced to $NIL because the Company incurred gross exploration expenditures of $471, 444 on the YANKEE Claims, less recoveries of $222, 808, for net exploration expenditures of $248,636

During the period the Company recognized $53,500 in stock-based compensation expense in respect of options granted to consultants of the Company. The Company did not recognize any stock-based compensation expense on options granted to directors. Pro-forma loss for the period would be $10,200

greater, and loss per share would be unchanged had the Company recognized stock-based compensation expense on these directors' options.

During the quarter under review 513,635 share purchase warrants exercisable at a price of $0.15 and 916,666 private placement share purchase warrants exercisable at a price of $0.16 per share expired, unexercised.

(C) EXPENDITURES

During the Company's third quarter general and administrative (G/A) expenditures totalled $52,297 in comparison to expenditures totaling $73,269 for the same period in 2002. These figures compare to $68,471 in administration expenses incurred during the second quarter of fiscal 2003 and $69,968 in the second quarter of the prior fiscal year. Year to date general and administrative expenses ended February 28, 2003 totalled $260,072 compared to $199,933 for the same period in 2002. Material expenditures (greater than 20% of total expenses) incurred during the quarter under review totalled $25,590 for salaries and benefits paid. Please refer to the Expenses category in the "Consolidated Statement of Loss and Deficit" section of the financial statements attached hereto for a detailed breakdown of all expenses.

(D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

During the three month period ended February 28, 2003 and during the same period in the previous year the Company did not write off any deferred resource property expenditures. In comparison, during the previous three month period from September 1, 2002 to November 30, 2002 the Issuer wrote off a total of $NIL in deferred resource property expenditures compared to a total of $NIL for the same period in the previous year.

(E) DEFERRED EXPLORATION EXPENDITURES

During the three months ended February 28, 2003, the Company incurred gross exploration expenditures of $471, 444 on the YANKEE Claims, less recoveries of $222, 808, for net exploration expenditures of $248,636. As described in Section 2 (B) above, $300,000 in advances that were submitted to Diamonds North on account of the YANKEE Property 2002 work program, which were allocated to deferred exploration and development expenditures on the Company's balance sheet, has been reduced to $NIL.

Deferred exploration and development expenditures incurred by the Company totalled $NIL during the first and second quarters of fiscal 2003. In comparison, $NIL in exploration and development expenditures were incurred during the second quarter of fiscal 2002 and $44,105 during the first quarter of fiscal 2002. The Company wrote-off $NIL in deferred expenditures relating to the abandonment of resource properties during the third quarter of fiscal 2003, compared to $NIL in the same period in fiscal 2002.

Material expenditures (greater than 20% of expenditures) incurred on the property during this period consisted of $172,465 for air transport and $118,582 for contractors in connection with the YANKEE Property 2002 work and drill program. Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the management prepared consolidated financial statements attached hereto for a detailed breakdown for all expenditures incurred on the YANKEE Property during the quarter under review.

(F) TRANSACTIONS WITH RELATED PARTIES

During the nine months ended February 28, 2003, $45,000 ($15,000 in QTR 1; $15,000 in QTR 2; $15,000 in QTR 3) was paid to a shareholder and president of the Company as remuneration. In the

comparative period of the prior year $45,000 ($15,000 in QTR 1; $15,000 in QTR 2; $15,000 QTR 3) was paid to a shareholder and president to the Company as remuneration.

During the nine months ended February 28, 2003, $5,530 ($3,750 in QTR 1; $150 in QTR 2; $1,630 QTR 3) was paid to other directors of the Company as remuneration. In the comparative period of the prior year $4,977 ($1,703 in QTR 1; $1,610 in QTR 2; $1,664 in QTR 3) was paid to other directors of the Company as remuneration.

As at February 28, 2003, there is a balance of $14,914 (May 31, 2002 – $755) due to a director included in accounts payable. In the comparative period of the prior year there was a balance of $NIL (May 31, 2001 - $244) due to a director included in accounts payable.

(G) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

(H) TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the Issuer's third quarter under review, December 1, 2002 to February 28, 2003, there were no transactions that required regulatory approval.

(I) MANAGEMENT CHANGES

There were no management changes during the Issuer's third quarter under review.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. K.Vincent Campbell, Ph.D., P.Geo, F.G.A.C., Mr. Campbell is V.P. Exploration for the Company and is a professional geologist with over 30 years experience in North America and overseas specializing in structural and metamorphic geology, remote sensing and exploration targeting. Mr. Campbell has had extensive experience with various types of deposits and their exploration such as: placer gold, clastic-hosted gold, turbidite-hosted vein and shear zone gold deposits, porphyry copper, skarn deposits, and epithermal gold and silver deposits. In his career Mr. Campbell has worked for and or consulted for the Geological Survey of Canada, Chevron Minerals Ltd., Diamond Fields Resources Ltd., Inco Gold Co., Noranda Exploration Co. Ltd., and Placer Dome.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries ltd** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico, Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the university of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Advisor to the Board, Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

3. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Issuer's fourth quarter ended May 31, 2002, the Company announced on April 25, 2002 that it intended to carry out a public offering (the "Offering") to raise a minimum of $600,000 and a maximum of $1,000,000 through the sale of flow-through and non-flow-through units at $0.15 per unit by way of a Short Form Offering Document (the "SFOD") in accordance with TSX Venture Exchange Policy 4.6.

On May 22, 2002, the Issuer announced that it had closed its SFOD financing, raising slightly more than its minimum offering. The Offering qualified for distribution of 4,534,666 Units at a price of $0.15 per share raising the Company gross proceeds of $680,200 (Cdn.) and net proceeds of $603,153 (Cdn.) after payment of expenses and commission to the Company's agent Canaccord Capital Corporation (the "Agent"). Each unit consists of one common share and one *trading* common share purchase warrant. 2,504,400 of the units qualify as flow-through units and 2,030,266 of the units are non-flow-through units. Each *trading* warrant can be exercised to acquire one additional common share which is not a flow-through share at an exercise price of $0.15 on or before May 17, 2003. Effective at the opening of the TSX Venture Exchange on May 28, 2002, the 4,534,666 non-flow-through warrants commenced trading on the TSX Venture Exchange under the symbol HGO.WT.

The Issuer's Agent received a 9% sales commission, 275,000 common shares in the capital of the Company for corporate finance services and Agent's Warrants to purchase up to 680,200 common shares in the capital of the Company at a price of $0.15 per share exercisable on or before May 17, 2003.

The following table summarizes the principal purposes (column 1) for the minimum offering (column 2) of

the non-flow-through and flow-through units as disclosed in the Issuer's SFOD dated May 3, 2002 and compares these figures to allocations of these funds by the Company subsequent to the financing and more particularly during its third quarter under review, December 1, 2002 to February 28, 2003 (column 3):

Use of Net Proceeds from Non-Flow-Through Units	Minimum Offering (as per SFOD)	Actual Allocation of Non-Flow-Through Funds
To pay the costs of the Offering	$15,000	$64,229
To pay the Agent's administration fee	$5,375	$5,000
To pay existing indebtedness of the Company	$75,625	$125,000
To fund Phase I of the 2002 Yankee Property program	nil	nil
To fund Phase II of the 2002 Yankee Property program	nil	nil
General working capital	$90,000	$49,093
Subtotals	$186,000	$243,322

Use of Net Proceeds from Flow-Through Units	Minimum Offering (as per SFOD)	Allocation of Flow-Through Funds
To fund Phase I of the 2002 Yankee Property program	$290,000	$300,000
To fund Phase II of the 2002 Yankee Property program	nil	nil
To pay Diamonds North's management fee for 2002	$29,000	nil
To fund future exploration (reserve)'	$41,000	$75,660
Subtotals	$360,000	$375,660

Totals [1]	$546,000	$618,982

(1) The estimated commission of $54,000 payable to the Agent upon completion of the $600,000 gross minimum offering has been excluded from the above table. The actual commission paid to the Agent, also excluded from the above table, was $61,218, representing 9% of the actual gross proceeds raised of $680,200.

As mentioned above, the Company raised slightly more than its minimum offering. As such, the actual expenditures will not match the expected expenditures. However, the expenditures expected to have been incurred subsequent to the minimum offering, rather than from the maximum offering, have been disclosed above for comparability reasons.

The following discussion provides an overview of the reasons for material variances, as outlined in the above table, between the expected expenditure allocations as disclosed in the Issuer's SFOD and the actual expenditure allocations with respect to the funds raised from the issuance of non-flow-through and flow-through shares:

Actual offering costs incurred by the Company were higher than expected due to the more time-consuming and extensive work undertaken by the Company and regulatory authorities in the preparation of the aforementioned SFOD. This is in part attributed to the increased disclosure requirements that are necessary as a result of tightened securities laws and increased investor scrutiny in the current marketplace. Also, management decided that it was more advantageous to pay down a larger proportion of the Company's existing indebtedness than it had originally intended to, as the rates of return on short-term investments were not very attractive. As a result of the latter two items, less funds were left over for general working capital purposes. Actual expenditures on the property and management fees were lower due to cost recoveries received from Diamonds North, operator of the YANKEE Property.

4. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to its quarter under review and to the date of this report, April 29, 2003 (the "post quarter review period"):

(A) OPERATIONS

YANKEE Property

By an agreement dated April 25, 2003, the Company and Diamonds North agreed to settle property interest, debt and all other outstanding issues relating to the Yankee Property by the Company agreeing to reduce its interest in the YANKEE Property from a 33 1/3% participating interest to a 10% carried interest until May 31, 2004 on any claims surviving that date. On June 1, 2004, the Company's 10% carried interest will be converted automatically into a 10% working interest and will be subject to dilution. In consideration, amongst other issues, Diamonds North agreed to release the Company of and from all indebtedness it may have had to DDN relating to the YANKEE Property and both companies agreed to release each other from all obligations, errors and omissions in existence relating to all agreements of the YANKEE Property.

Furthermore, the Company and Diamonds North did not post sufficient bond payment with the NMRO to protect the bottom 2/3 of the YANKEE Property as discussed in section 2 A, YANKEE Property, above. A total of 13 claims were allowed to lapse, reducing the total number of acres of the YANKEE Property from 63,824 acres comprising of 26 claims to 30,252 acres comprising 13 claims. Due to exploration expenditures incurred on the Property during the current year, as discussed above, the remaining 13 claims anniversary dates have been extended to varying dates ranging from December 1, 2003 to December 1, 2009. The new anniversary dates and reduction in the acreage size of the YANKEE Property is subject to NMRO approval of the most recent work filing with the NMRO for property assessment purposes.

During the post quarter review period the Company did not perform any work programs or incur deferred resource expenses on its CEO or YANKEE.

(B) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

During the post quarter review period, the Company acquired varying interests in four mineral properties known as the Dedee Rhode, Dixie Bell, Baird-Madsen and Swain Lake Properties which are strategically situated in the prolific Red Lake Gold Camp and Birch Uchi greenstone gold belt of the Red Lake Mining District located in Ontario, Canada.

Dedee Rhode and Dixie Lake Properties:

By an agreement dated April 27, 2003, the Company acquired an option to purchase a 100% interest in the Dedee Rhode and Dixie Bell claim block, both located in the Red Lake greenstone belt of Ontario.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks is subject to payment of staking costs totaling $5,355, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 100,000 shares over three years (50,000 during the first year), and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% net smelter return in favour of the Optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production.

Baird-Madsen and Swain Lake Properties:

By and agreement dated April 9, 2003, between the Company and CanAlaska Ventures Ltd., the Company can acquire a 50% interest in two properties known as the Baird-Madsen property and the Swain Lake property located in the Red Lake and Birch Uchi greenstone belts of Ontario in consideration of cash payments totaling $180,000 over four years, issuing 600,000 common shares over the same four-year period and incurring exploration expenses totaling $725,000 before the third anniversary. One-half of the consideration is applicable to each of the two properties. Both properties are subject to a 1.5% net smelter return. The Company has issued the first 50,000 shares toward the exercise of its option on each of the properties, for a total of 100,000 shares. All such shares are subject to resale restrictions until April 24, 2004.

(C) TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the post quarter review period, two separate property option agreements as discussed in section 4 (B) above, required TSX Venture Exchange approval. The Company received TSX approval for the Baird-Madsen and Swain Lake option agreement on April 22, 2003 and for the Dedee Rhode and Dixie Bell option agreement on April 29, 2003.

(D) MANAGEMENT CHANGES

The Issuer did not under go any management changes during its post quarter review period.

(E) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Company did not raise any funds for its treasury during the post quarter review period.

(F) CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, April 29, 2003, in comparison to the end of the quarter under review ended February 28, 2003:

Issued and Outstanding	April 29, 2003	February 28, 2003
Common Shares	13,950,209 [(1)]	13,850,209
Share Purchase Warrants	7,628,154 [(2)]	7,764,821
Director/Employee/Consultant Options	1,384,084	1,384,084
Fully Diluted	**22,962,447**	**22,999,114**

(1) As discussed in section 4(B) above, during the post quarter review period, the first tranch of 100,000 common shares in the capital of the Company were issued to CanAlaska for the Baird-Madsen and Swain Lake property acquisitions.

(2) During the post quarter review period 136,667 private placement share purchase warrants expired, unexercised.

(G) SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS

At the Company's Annual General Meeting (AGM) that was held in Vancouver, B.C., Canada on November 15, 2002, shareholders of the Company approved the following:

1) a special resolution to consolidate the Company's shares on the basis of up to four pre-consolidation shares for each post-consolidation share, and thereafter increase the authorized capital so that it is again 100,000,000 common shares;

2) a special resolution approving a change of name of the Company to "HAWKEYE Gold and Diamonds Corporation" or such other name as the directors may select; and

3) a special resolution authorizing the directors of the Company to abandon or postpone processing of the consolidation and name change if they determine that it is in the best interests of the Company to abandon or postpone the same.

As at the date of this report, April 29, 2003, the board of directors had not made a decision whether to abandon, postpone, not to proceed or to proceed with the consolidation and name change.

5. LIQUIDITY AND SOLVENCY

During the three month period ended February 28, 2003 approximately 1,951,057 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange (TSX) (formerly the Canadian Venture Exchange (CDNX)) under the Issuer's trading symbol HGO. In comparison, a total of 2,282,275 shares were traded during the same period for the previous year. During the quarter ended February 28, 2003 your shares traded as high as $0.09 and as low as $0.03 in comparison to a high of $0.25 and a low of $0.10 during the comparative period ended February 28, 2002. On February 28, 2003, the Issuer's shares closed at a price of $0.05 compared to a price of $0.18 on February 28, 2002.

Subsequent to the Issuer's third quarter ended February 28, 2003, and to the date of this report, April 29, 2003, 3,518,270 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange in comparison to 950,920 shares during the same period of the previous year ending April 23, 2002. During this period of 2003 the Issuer's shares traded as high as $0.09 and as low as $0.04 compared to a high of $0.19 and a low of $0.12 during the same period in 2002. The Issuer's shares closed at a price of $0.05 on the date of this report, April 29, 2003, compared to $0.14 on the date of last years report April 23, 2002.

As discussed above, the Company has experienced a loss of $52,297 for the third quarter ended February 28, 2003 (2002 - $73,269) and a loss of $260,072 for the nine month period ended February 28, 2003 (2002 - $199,993). At February 28, 2003, the Company has a deficit of $5,222,331 (May 31, 2002 - $4,962,259) and a working capital deficiency of $136,948 in comparison to a working capital surplus of $72,167 as at May 31, 2002. The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

We would like to take this opportunity to thank our valued shareholders and to let you know that we appreciated your loyalty and patience since our last communication to you and to point out that the Company has made significant strides with regards to new property acquisitions and redirecting its focus and placing the Company on solid footing for future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free: 1-800-665-3624 (North America)
Vancouver (604) 878-1339
Facsimile: (604) 688-3402
E-mail: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD INTERNATIONAL INC.

Greg Neeld
President & C.E.O.

DATED: **April 29, 2003**


HAWKEYE
GOLD CORPORATION

"HAWKEYE is committed to building
shareholder value through prudent and
strategic worldwide investments
in low-cost, high potential
mineral opportunities"

HAWKEYE GOLD INTERNATIONAL INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

TSX VENTURE EXCHANGE - HGO


HAWKEYE
GOLD CORPORATION

03 MAY 14 7:21

May 5, 2003

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 112

VICTORIA ISLAND - YANKEE PROPERTY UPDATE

HAWKEYE Gold International Inc. has satisfied all of its outstanding obligations to Diamonds North Resources Ltd. by agreeing to reduce its 33% interest in the Yankee Property, located on Victoria Island, Nunavut, Canada, to a 10% carried interest until May 31, 2004. The Company will not be obligated to contribute any funds towards any work programs that may be performed over the YANKEE Property during this period. On June 1, 2004, the Company's carried interest will convert to a 10% working interest. The Yankee Property has been decreased from 63,825 acres (26 claims) to 30,252 acres (13 claims).

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624	**Email:**	haw@hawkeyegold.com
Vancouver:	1-604-878-1339	**Web Site:**	www.hawkeyegold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.

HAWKEYE GOLD INTERNATIONAL INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com


HAWKEYE
GOLD CORPORATION

April 30, 2003

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 111

SECOND RED LAKE GOLD PROPERTY ACQUISITION APPROVED

The Company is pleased to announce that the TSX Venture Exchange has accepted its filing respecting its acquisition of an option to acquire a 100% interest in the Dedee Rhode and Dixie Bell mineral properties located in the Red Lake Mining District of Ontario, Canada, originally announced on April 24, 2003. The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks is subject to payment of staking costs totaling $5,355, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 100,000 shares over three years (50,000 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favor of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production.

The Company has issued the first 25,000 shares towards the exercise of its option on the properties and unless permitted under securities legislation, these shares are subject to a resale restriction until May 1, 2004.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624	**Email:**	haw@hawkeyegold.com
Vancouver:	1-604-878-1339	**Web Site:**	www.hawkeyegold.com


HAWKEYE
GOLD CORPORATION



April 28, 2003

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 109

RED LAKE GOLD PROPERTY ACQUISITIONS APPROVED

The Company is pleased to announce that the TSX Venture Exchange has accepted its filing respecting its acquisition of an option from CanAlaska Ventures Ltd. to acquire up to a 50% interest in the Baird-Madsen and Swain Lake mineral properties located in the Red Lake and Birch Uchi greenstone belts of Ontario, Canada, originally announced on April 9, 2003. The Company has issued the first 50,000 shares towards the exercise of its option on each of the properties, for a total of 100,000 shares. All such shares are subject to resale restrictions until April 24, 2004.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free:	1-800-665-3624	**Email:**	haw@hawkeyegold.com
Vancouver:	1-604-878-1339	**Web Site:**	www.hawkeyegold.com


HAWKEYE
GOLD CORPORATION

April 24, 2003

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 110

SECOND RED LAKE GOLD PROPERTY ACQUISITION

The Company is pleased to announce that it has acquired an option to purchase a 100% interest in two new mineral claim blocks, both located in the Red Lake greenstone belt of Ontario, Canada.

The two claim blocks, known as the Dedee Rhode and Dixie Bell properties total 4,280 acres, combined. The Dedee Rhode property covers approximately 2,360 acres and the Dixie Bell 1,920 acres. Both claim blocks are located in areas considered prospective for gold and are situated approximately 25 kilometres south of Goldcorp's prolific Red Lake Mine. The Red Lake Area is recognized as one of the richest gold camps in the world with combined production and current reserves of 22 million ounces of gold. The Red Lake camp hosts two high grade, world-class gold mines including Placer Dome's Campbell Mine and Goldcorp's phenomenally successful Red lake Mine, where a new high-grade gold deposit has been recently discovered, 48 years after the mine first entered production. The mine has a reserve of 4.3 million ounces of gold with an average grade of 1.34 ounces of gold per ton, including the High Grade Zone of 3.8 million ounces of gold with an average grade of 2.05 ounces per ton. Red Lake is one of today's most actively explored gold regions in North America and has high potential to host several new world class discoveries.

The Company's right to earn its 100% interest in the Dedee Rhode and Dixie Bell claim blocks is subject to payment of staking costs totaling $5,355, making cash payments totaling $75,500 over four years ($7,500 during the first year), issuing a total of 100,000 shares over three years (50,000 during the first year) and incurring exploration expenses totaling $12,000 during the first year. The properties are subject to a 2% NSR in favor of the optionor and the Company has the exclusive right and option to purchase up to one-half of the Royalty (1%) from the Optionor for $1,000,000, exercisable until 5:00 p.m. (local time in Vancouver, B.C.) on the third anniversary of the Date of Commencement of Commercial Production.

HAWKEYE GOLD INTERNATIONAL INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

The Company is currently reviewing a 2003 exploration budget for the properties and will be the operator in respect of work programs.

The option is subject to acceptance by the TSX Venture Exchange.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com


HAWKEYE
GOLD CORPORATION

April 9, 2003

TSX Venture Exchange - HGO
CUSIP NO : 42016T 10 0
12g3-2(b):82-2435

News Release No. 108

RED LAKE GOLD PROPERTY ACQUISITIONS

The Company is pleased to announce that it has been granted an option by CanAlaska Ventures Ltd. to acquire up to a 50% interest in each of two mineral properties located in the Red Lake and Birch Uchi greenstone belts of Ontario.

The two properties, known as the Baird-Madsen Property (Red Lake) and the Swain Lake Property (Birch Uchi), cover approximately 704 hectares and 784 hectares respectively. Both claim blocks are located in areas considered highly prospective for gold, and while exploration has historically been focused on the Red Lake district, the Birch Uchi district has recently been recognized as having potential similar to that of Red Lake. The Red Lake Area is recognized as one of the richest gold camps in the world with combined production and current reserves of 22 million ounces of gold. The Red Lake camp hosts two high grade, world-class gold mines including Placer Dome's Campbell Mine and Goldcorp's phenomenally successful Red lake Mine, where a new high-grade gold deposit has been recently discovered, 48 years after the mine first entered production. The mine has a reserve of 4.3 million ounces of gold with an average grade of 1.34 ounces of gold per ton, including the High Grade Zone of 3.8 million ounces of gold with an average grade of 2.05 ounces per ton. Red Lake is one of today's most actively explored gold regions in North America and has high potential to host several new world class discoveries.

The Company will have the right to earn up to a 50% interest in the Baird-Madsen Property (Red Lake) by making cash payments totaling $90,000 over four years ($5,000 during the first year), issuing a total of 300,000 shares over the same four year period (100,000 during the first year) and incurring exploration expenses totaling $362,500 before the third anniversary ($37,500 during the first year). The Company will have the right to earn up to a 50% interest in the Swain Lake Property (Birch Uchi) on identical terms. In both cases a 1.5% NSR is reserved to the original owner of certain of the claims. One third (0.05%) of the NSR can be purchased by CanAlaska and the Company for $750,000, ratably according to their interests, and they will have a right of first refusal on the remaining 1.0%. The Company must place the initial $75,000 to be applied towards exploration expenses on the two properties in escrow by July 15, 2003 to maintain the option. When the Company has earned its interest in a property, a joint venture will be formed in respect of that property.

If a third company hereafter desires to obtain an interest in either property, that interest will be acquired equally from the Company's 50% and CanAlaska's 50%. If by the time such third party interest is acquired the Company's 50% interest has not yet vested, then unless the Company has incurred at least $500,000 in exploration expenses on the two properties, it will be required to pay CanAlaska (in lieu of further exploration expenses on that property, but in addition to the remaining cash to be paid and shares to be issued for such property) an amount equal to one-half of the difference between the exploration expenses previously incurred by the Company in respect of the subject property and the total exploration expenses otherwise required to be incurred by the Company to exercise its option in respect of the subject property.

CanAlaska is currently preparing a 2003 exploration budget for the subject properties and will be operator in respect of both programs. Company management is looking forward to working with management of CanAlaska on this project.

The proposed options are subject to acceptance by the TSX Venture Exchange.

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

Toll Free: 1-800-665-3624 **Email:** haw@hawkeyegold.com
Vancouver: 1-604-878-1339 **Web Site:** www.hawkeyegold.com